Confidential portions of this exhibit have been omitted because it is both (i) not material and (ii) is the type of information that the registrant treats as private or confidential. The redacted terms have been marked at the appropriate place with “[XXX]”.

EXECUTIVE EMPLOYMENT AGREEMENT
THIS AGREEMENT made as of March 31, 2023
BETWEEN:
LI-CYCLE EUROPE AG, a corporation existing under the laws of Switzerland,
(hereinafter called the “Corporation”)
OF THE FIRST PART,
- and -
RICHARD STORRIE, of the City of Toronto, Ontario, Canada
(hereinafter called the “Executive”)
OF THE SECOND PART.
WHEREAS the Executive has been employed by Li-Cycle Corp. since January 24, 2022 pursuant to an Executive Employment Agreement between the Executive and Li-Cycle Corp., dated October 28, 2021 (the “Li-Cycle Corp. EEA”) and currently holds the office of Regional President, Americas of each of Li-Cycle Corp. and its ultimate parent company, Li-Cycle Holdings Corp. (NYSE: LICY) (“LICY”);
WHEREAS the parties wish for the Executive to relocate from Toronto, Canada to Baar, Switzerland to be employed as Regional President, EMEA of the Corporation, effective May 1, 2023, or such other date as mutually agreed to by the parties (the “Effective Date”);
AND WHEREAS the Corporation and the Executive wish to enter into this Executive Employment Agreement (the “Agreement”) to record the terms and conditions applicable to the Executive’s employment by the Corporation from and after the Effective Date, and to replace and supersede the Li-Cycle Corp. EEA in its entirety;
AND WHEREAS the Corporation is only willing to enter into this Agreement on the basis that the Executive shall observe the terms and conditions of this Agreement, including but not limited to the restrictive covenants set out in Section 6 of this Agreement, which have been negotiated in good faith and which the Executive acknowledges as being reasonable given the nature of the Executive’s position pursuant to this Agreement;
NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed as follows:
1.EMPLOYMENT
1.1Position
The Executive shall be employed as Regional President, EMEA of the Corporation. The Executive shall report to the Executive Chair of LICY (the “Executive Chair”) and shall carry out such duties, responsibilities, activities and functions and exercise such authority and powers as are customary for a regional president of a public company within the Corporation’s industry, as from time to time assigned to the Executive by the Executive Chair.
The Executive’s employment duties and obligations shall include without limitation the duties and responsibilities set out at Schedule A (Executive’s Main Duties and Responsibilities), which may be amended from time to time in the Corporation’s sole and absolute discretion.
1.2Other Offices & Directorships
During the Executive’s employment with the Corporation, the Executive agrees to serve as a director or officer of any subsidiaries or affiliates of the Corporation or other entities where requested by the Executive Chair or as necessary or appropriate in connection with the performance by the Executive of his duties. The Executive acknowledges that, to the extent the Executive serves as a director or officer of any such entity, the Executive will do so without any additional remuneration but will be entitled to receive a suitable indemnity for any personal liability arising out of such director or officer duties.
1.3Time to be Devoted; Working Hours
During the Executive’s employment hereunder, the Executive shall devote his full working time and attention to the business and affairs of the Corporation. The Executive’s minimum working time shall be 42 hours per week (corresponding to 100%/full-time employment).
As a member of the senior management of the Corporation and LICY, the nature of the Executive’s job and duties will require overtime and extra time work, including weekend and/or evening work, and this has been given due consideration by the Corporation in determining the Base Salary (as set out in Section 3.1 below). Overtime work performed by the Executive shall be fully compensated by the Base Salary. Provided that the Executive is subject to the Swiss Labor Law Act, the Company has the right to require extra time hours to be compensated by leisure time of the same duration. The Employee hereby expressly accepts the foregoing requirements, including during the notice period.

If the Executive is unable to attend work due to sickness or accident or any other reason, he must immediately notify the Corporation indicating the reason for being absent at that time and the likely duration of the absence. The Executive must keep the Corporation informed as to the continuation and likely duration of the absence. If the Executive is unable to work due to illness or an accident, which exceeds three working days, a medical certificate from the Executive's doctor must be provided to the Corporation. In any event, the Corporation has the right to have the Executive examined by a doctor of its choice and shall bear such expense.

1.4Permitted Charitable, Community & Other Activities
Any services to any other person, including any board member or advisor positions and any services with regard to charitable or community service organizations, must be approved in advance by the Executive Chair, as required by the policies of the Corporation from time to time. The Executive agrees to disclose to the Executive Chair from time to time any and all board member or advisor activities and charitable or community service activities with which the Executive is involved which could or which may have a conflict of interest with the Corporation’s business, strategy and activities.
The Executive is permitted to continue to act for those organizations listed in Schedule B (Permitted Charitable, Community & Other Activities), and the Executive represents that in doing so, the Executive will not be in breach of the restrictive covenants contained in Section 6.
1.5Fiduciary Duties
The Executive acknowledges and agrees that, by virtue of his position and office, the Executive occupies a position of fiduciary trust and confidence. Therefore, the Executive agrees to serve the

Corporation in a manner which is consistent with the Executive’s fiduciary duties, including the highest standards of loyalty, confidentiality, good faith and the avoidance of conflicts of duty and self-interest.
During the term of the Executive’s employment hereunder, the Executive shall well and faithfully serve the Corporation, and its subsidiaries and affiliates, to the best of his ability in a competent and professional manner (including without limitation by submitting to the Corporation all reports and other communications whenever the same may reasonably be required by the Corporation) and shall use his best efforts to promote the interests of the Corporation and act at all times in the best interests of the Corporation.
The Executive shall observe and comply in all respects with all applicable statutes, rules and regulations, and all requirements of all applicable regulatory, self-regulatory and administrative bodies, together with the lawful policies, procedures and codes of conduct established by the Corporation and in effect from time to time. The Executive acknowledges having been given access to such policies, procedures and codes of conduct in advance of executing this Agreement (including without limitation the “Code of Business Conduct and Ethics” in effect as of the date of this Agreement).
1.6Directors and Officers’ Liability Insurance; Indemnification Agreement
The Executive will be covered by directors’ and officers’ liability insurance, subject to and in accordance with the terms and conditions of the applicable policy in place and as amended from time to time, which will be established and maintained by the Corporation and/or LICY at its expense. The insurance policies to be maintained by the Corporation under this provision may contain exclusions from coverage in respect of negligence or mala fides acts on the part of the Executive.
The Corporation’s ultimate parent, LICY, has entered into a Director and Officer Indemnification Agreement with the Executive dated as of October 28, 2022 in LICY’s standard form, pursuant to which LICY will provide the Executive with contractual assurance of indemnification against personal liability arising out of his or her employment with the Corporation. A copy of such agreement is attached hereto as Exhibit “B”.
1.7Place of Employment; Relocation Assistance
The Executive shall provide his duties and services to the Corporation at the Corporation’s premises in Baar, Switzerland (the “Place of Employment”) and at such other place or places as are necessary to carry out his duties.

The Executive acknowledges that travel, both within and outside of Switzerland, will be required for the proper performance of his duties.

To assist the Executive in his relocation from Canada to Switzerland, the Corporation shall provide certain relocation assistance set forth in Schedule C.
1.8Lawful Eligibility to Work in Switzerland
The parties acknowledge and agree that, as a condition precedent to this Agreement and the Executive’s employment with the Corporation hereunder, the Executive shall obtain and must continue to maintain all work passes, permits, visas, and/or licenses that are necessary for the Executive to work in Switzerland under applicable laws and to fulfil the duties and responsibilities assigned to him.
The Executive further acknowledges and agrees that responsibility for maintaining such lawful eligibility status to work for the Corporation in Switzerland following the Effective Date and throughout the Term of this Agreement rests solely with the Executive.

2.TERM OF EMPLOYMENT
1.1Term
The employment of the Executive with the Corporation and this Agreement will commence on the Effective Date and shall continue in full force and effect until terminated in accordance with the terms of this Agreement (the “Term”).
3.REMUNERATION
1.1Base Salary
During the Term, the Executive shall be paid a base salary of USD $484,500 per annum (the “Base Salary”), paid in 12 equal monthly installments (i.e., USD $40,375 per month). The Base Salary shall be paid in Swiss francs, less applicable statutory deductions and withholdings (including without limitation with respect to income taxes) and other lawful and applicable amounts, in accordance with the Corporation’s standard payroll practices and schedule in effect from time to time. The conversion of USD to CHF amounts for payroll processing shall be calculated by the Corporation based on a current exchange rate for USD to CHF selected by the Corporation in its discretion prior to the date of payment. The Base Salary may be revised from time to time at the sole discretion of the Corporation, in which case the revised amount shall be communicated in writing to the Executive with a prescribed effective date and thereafter be treated as the Base Salary for the purposes of this Agreement.
1.2Annual STIP Award
During the Term, the Executive shall have the opportunity to earn an annual cash award (the “STIP Award”) under LICY’s short-term incentive plan (“STIP”) in respect of each financial year of the Corporation. The STIP Award will be payable following the completion of each financial year, at such time and in such amount (if any) as may be determined by the Board of Directors of LICY (the “Board”) from time to time. The target amount of the STIP Award to which the Executive may be entitled in respect of a financial year (the “STIP Target”), as well as any terms and conditions applicable to the STIP Award, will be established by the Board prior to the commencement of such financial year. The Executive acknowledges that: (a) the terms of the STIP (including the STIP Target) may change at the discretion of the Board from year to year; (b) the value of a STIP Award in one year does not guarantee the value of a STIP Award in subsequent years; (c) the granting of a STIP Award (if any) is at the full discretion of the Board, is not a salary component, and is not earned for any purpose until the date of payment of the same; and (d) unless expressly set out otherwise in this Agreement or in a STIP Award document provided by the Corporation to the Executive from time to time, the Executive must be actively employed on the date that the STIP Award is paid by the Corporation in order to be eligible to earn and receive the STIP Award.
Notwithstanding the Effective Date, for the 2023 financial year, the Executive’s STIP Target is based on a fourteen-month performance period (November 1, 2022 to December 31, 2023), reflecting the Executive’s prior service with Li-Cycle Corp. and the change in LICY’s financial year from October 31st to December 31st. The Executive’s STIP target for FY 2023 is USD $394,012, calculated based on the following formula: 100% of Base Salary (being US$475,000 for the period from November 1, 2021 to January 31, 2023, increasing to US$484,500 from February 1, 2023 to December 31, 2023) x 70% STIP Target x 14/12.
1.3Annual LTIP Award
During the Term, the Executive will be eligible to receive an annual award under the equity-based long-term incentive plans offered by LICY from time to time to its executive officers generally (the “LTIP Award”), in the manner and to the extent authorized by the Board, in its sole discretion. The target amount of the LTIP Awards to which the Executive may be entitled in respect of a financial year

(the “LTIP Target”) will be established by the Board in relation to each financial year during the Term. The LTIP Award, if any, will be subject to the terms and conditions of the 2021 Incentive Award Plan and will be evidenced by, and is conditional upon the Executive’s acceptance of, a written agreement between LICY and the Executive.
For the 2023 financial year, the Executive’s LTIP awards were awarded on January 30, 2023.
1.4Executive Share Ownership Requirements
The Executive acknowledges that the Executive is subject to LICY’s executive share ownership policy which, as at the date of this Agreement, requires the executive officers of LICY to maintain an equity interest in LICY (through the ownership of common shares or similar instruments such as options and RSUs) with a value equal to or exceeding two times (2x) Base Salary within five (5) years of the commencement of employment. The Executive’s equity interest in LICY shall be assessed by LICY on an annual basis. The Executive undertakes to comply with LICY’s executive share ownership requirements, as such requirements may be amended from time to time by the Board at its discretion. In the event that the value of the Executive’s equity interest is less than the prescribed amount, the Executive agrees to: (a) hold any common shares of LICY delivered on the settlement of RSUs or reinvest the after-tax value of any cash-settled RSUs in common shares of LICY, and/or (b) hold the post-exercise value of any vested share options in common shares LICY.
1.5Clawback Policy
The Executive acknowledges that LICY intends to adopt an executive compensation claw-back policy consistent with the requirements of the U.S. Securities and Exchange Commission and that the Executive’s employment with the Corporation will be subject to the terms of that policy. Under the policy, the Executive may be required to reimburse the Corporation for all or a portion of any performance-based incentive compensation awarded to the Executive after each financial year, if wrongdoing after the Effective Date has occurred, including without limitation in the following circumstances:
(a)LICY or the Corporation is required to restate its financial statements;
(b)the Executive engaged in gross negligence, intentional misconduct or fraud that caused or partially caused the need for the restatement; and/or
(c)the amount of the performance-based compensation that would have been awarded to, or the profit realized by, the Executive had the financial results been properly reported would have been lower than the amount actually awarded or received.
1.6Acknowledgement of Compensation Program and Plans
The Executive understands that the awards referenced in Sections 3.2 (Annual STIP Award) and Section 3.3 (Annual LTIP Award) (collectively, the “Awards”) are subject to the terms of LICY’s award plans and the relevant agreements governing the Awards, in place and as amended from time to time. The Executive has been provided under separate cover a copy of the 2021 Incentive Award Plan and understands and accepts each of the terms and conditions thereof.
1.7Annual Review of Remuneration
The Executive’s total annual compensation package (including Base Salary, STIP Target and LTIP Target) will be reviewed on an annual basis, generally at each financial year end, and may be increased from time to time at the discretion of the Board. The Executive acknowledges that LICY has implemented a policy pursuant to which LICY will disclose its approach to executive compensation to its shareholders for the purpose of an annual non-binding advisory vote (the “Say-on-Pay Vote”). LICY will disclose the results of the Say-on-Pay Vote as part of its report on voting results for each annual meeting of the shareholders and the Board will, subject to its ultimate discretion, take the results into account, as appropriate, for the purpose of considering future compensation policies, procedures and decisions.
1.8Taxes, Duties and Fees
The Company will deduct from the Employee's Base Salary as well as from the taxable amounts of the Awards (if any), the applicable employee contributions or premiums (as the case may be) to social security schemes (AHV/IV, EO, ALV), the pension fund (BVG), the non-occupational accident insurance and the daily sickness benefits insurance, as well as the applicable taxes, if any, payable by the Executive in accordance with the respective laws and regulations.
The Executive acknowledges that he will be responsible for compliance with all applicable tax laws and regulations and for the payment of all income taxes, property taxes, custom duties, fees, licenses and other taxes imposed on the Executive by any authorities, whether in Switzerland, Canada, the United States or elsewhere.
4.BENEFITS
1.1Pension Fund
The Executive shall participate in the Swiss pension fund. The pension fund and the Executive’s contributions thereto are governed by the applicable laws and regulations of the Corporation’s pension fund institution.
1.2International Retirement Savings Plan
In addition to the pension fund, the Executive shall be eligible to participate in the Corporation’s International Retirement Savings Plan (“IRSP”) from the date of hire. Once the Executive elects to enroll in the IRSP, the Corporation will match the Executive’s IRSP contributions, per the IRSP plan design, up to the applicable percentage of company maximum contribution (being 6% of Base Salary, as of the date of this Agreement, with the annual maximum total dollar contribution determined by the IRSP). The Executive may decide to contribute in excess of the 6%, which is an amount that is not matched by the Company. If the Executive elects to participate in the IRSP, then applicable deductions will be made in line with payroll, commencing on the Effective Date, and contributed directly to the Executive’s IRSP account.
1.3Executive Welfare Benefit Plans and Perquisites
    During the Term, the Executive shall be entitled to participate in the Welfare Benefit Plans and Perquisites (as such terms are defined in Schedule C) instituted by the Corporation from time to time, all subject to and in accordance with the terms and conditions thereof, and as such may be amended from time to time (collectively, the “Executive Plans”). For 2023-2024, a summary of the Executive Plans is set forth in Schedule C. The Corporation is entitled to change, replace, or cancel the Executive Plans, or any of them, at any time during the Term, without notice or compensation to the Executive.
1.4Reimbursement for Business Expenses
The Executive shall be reimbursed for all reasonable business, travel and other out-of-pocket expenses actually and properly incurred by the Executive in connection with his duties during the Term, and subject to the Corporation’s internal policies and guidelines that may be in force at the time, including as set forth in the “Li-Cycle Employee Handbook”, provided that (notwithstanding any limitations provided therein), the Corporation shall also reimburse the full cost of the Executive’s annual professional dues. For all such expenses, the Executive shall furnish to the Corporation an itemized expense report, including without limitation receipts for such expenses, and the Corporation will reimburse the Executive for all properly incurred expenses.
1.5Vacation
The Executive shall be entitled to twenty-five (25) days of paid vacation per calendar year during the Term. For the 2023 financial year, the number of vacation days shall be pro rated from the Effective Date to December 31st. Such vacation may be taken as the Executive may from time to time reasonably determine (having regard to the best interests of the Corporation), provided that such vacation time does not materially interfere with the Executive’s duties to the Corporation. The Executive shall be entitled to carry forward any vacation time remaining unused at the end of any calendar year into the following calendar year, in accordance with applicable Swiss law.
1.6No Other Benefits
The Executive is not entitled to any other payment, benefit, perquisite, allowance or entitlement, other than as specifically set out in this Agreement or as otherwise agreed to in writing by the Board.
5.TERMINATION OF EMPLOYMENT
1.1Term of Employment
This Agreement is concluded for an indefinite period of time and shall terminate only upon the date of the Executive’s death or other termination date (following notice, where required by law or under the terms of this Agreement) (the “Date of Termination”).
1.2Retirement
The Executive’s employment under this Agreement will be terminated without further notice at the end of the month during which the Executive reaches the statutory retirement age. The Parties may agree upon a mutually acceptable early retirement, subject to the minimum notice requirements set forth in Section 5.4.
1.3Termination for Cause
The Corporation may terminate the Executive’s employment under this Agreement immediately for Cause, pursuant to art. 337 of Swiss Code of Obligations. For the purposes of this Agreement, “Cause” shall mean any act, omission or cause of action recognized as cause for dismissal without notice under art. 337 of the Swiss Code of Obligations.
1.4Termination by Either Party for Any Reason; Basic Entitlements
Either Party may terminate the Executive’s employment under this Agreement for any reason by giving three (3) months' notice at the end of a calendar month. Such termination of employment shall have the following consequences (the “Basic Entitlements”):
(a)the Corporation shall pay to the Executive (i) the Executive’s Base Salary (at the rate in effect immediately prior to the Date of Termination), calculated up to and including the Date of Termination (ii) vacation pay, calculated up to and including the Date of Termination, and (iii) any reimbursement owed to the Executive for business expenses properly incurred during the Term to the Date of Termination pursuant to Section 4.3;
(b)the Corporation shall continue to make IRSP matching contributions in accordance with Section 4.3, up to and including the Date of Termination, at which time such contributions shall cease with no further compensation or damages in lieu of the same;

(c)the Executive shall continue to be entitled to participate in the Executive Plans, up to and including the Date of Termination, at which time participation in the Executive Plans shall cease with no further compensation or damages in lieu of the same;
(d)the Executive shall not be entitled to any STIP Award, whether for the financial year in which the Date of Termination occurs or for any time period after the Date of Termination, or for any compensation or damages in lieu of the same; and
(e)the post-employment treatment of the Executive’s LTIP Awards (including without limitation share options and RSUs) will be determined in accordance with the terms of the 2021 Incentive Award Plan and/or any other applicable long-term incentive plan(s), the relevant award agreement(s), and the 2021 Executive Severance Policy adopted by the Compensation Committee.
Where the Corporation terminates the Executive’s employment under this Section 5.4, the Corporation may also release the Executive from his obligation to work for all or part of the appliable notice period (garden leave).
1.5Additional Entitlements on Termination by the Corporation Other than for Cause or by the Executive for Good Reason in Either Case Prior to or More than 12 Months After a Change in Control
In case of a termination by the Corporation other than for Cause, or by the Executive for Good Reason (subject the Cure Period), in either case prior to or more than 12 months after a Change in Control, then in addition to the Basic Entitlements under Section 5.2, on condition of the Executive’s delivery of a Release, and in consideration for the Executive’s covenants set out in Section 6, the Executive shall be entitled to the following additional entitlements:
(a)for a period of nine (9) months following the Date of Termination, the Corporation shall pay to the Executive in equal monthly installments in accordance with regular payroll practices the aggregate of the amounts set forth in subsections 5.4(a)i) plus 5.4(a)ii) divided by 9:
i)nine (9) months’ Base Salary at the rate in effect immediately prior to the Date of Termination; plus
ii)an amount equal to the STIP Target of the Executive in respect of the financial year of the Corporation in which the Date of Termination occurs, pro-rated to nine (9) months;
(b)outplacement career counselling to be provided in a format and by a provider approved by the Corporation consistent with the Corporation’s normal practice, provided that such outplacement career counselling services shall end on the earliest to occur of (i) twelve (12) months following the Date of Termination and (ii) the date that the Executive obtains full-time employment.
1.6Additional Entitlements on Termination by the Corporation other than for Cause or by the Executive for Good Reason, in Either Case Within Twelve (12) Months Following a Change in Control
In case of a termination by the Corporation other than for Cause, or by the Executive for Good Reason (subject to the Cure Period), in either case within 12 months after a Change in Control, then in addition to the Basic Entitlements under Section 5.2, on condition of the Executive’s delivery of a

Release, and in consideration for the Executive’s covenants set out in Section 6, the Executive shall be entitled to the following additional entitlements:
(a)the Corporation shall pay to the Executive a lump-sum in cash, payable on the first regular payroll date following the date the Release becomes effective and irrevocable, in an amount equivalent to the aggregate of the amounts set forth in subsections 5.5(a)i) plus 5.5(a)ii):
i)fifteen (15) months’ Base Salary at the rate in effect immediately prior to the Date of Termination; plus
ii)an amount equal to the STIP Target of the Executive in respect of the financial year of the Corporation in which the Date of Termination occurs, pro-rated to fifteen (15) months;
(b)the Executive shall receive a lump sum payment on the Corporation’s next payroll cycle following the Date of Termination equal to:
i)the STIP Award in respect of the financial year immediately preceding the Date of Termination, calculated at the STIP Target for such financial year, to the extent that such STIP Award has not been paid at the Date of Termination; and
ii)the STIP Award in respect of the financial year of the Corporation in which the Date of Termination occurs, calculated at the STIP Target for such financial year, and pro-rated from the start of such financial year to the Date of Termination;
(c)outplacement career counselling to be provided in a format and by a provider approved by the Corporation consistent with the Corporation’s normal practice, provided that such outplacement career counselling services shall end on the earliest to occur of (i) twelve (12) months following the Date of Termination and (ii) the date that the Executive obtains full-time employment.
1.7Definition of “Good Reason”
For the purposes of this Agreement: “Good Reason” means and shall have occurred if, and only if, without the written consent of the Executive, there has been:
(a)a material adverse change in the Executive’s compensation or the conditions under and manner in which they are payable;
(b)a material diminution of the Executive’s duties, title or position;
(c)a change in the person or body to whom the Executive reports, except if such person or body is of equivalent rank or stature or such change is as a result of the resignation or removal of such person or the persons comprising such body, provided this shall not include a change resulting from a promotion in the normal course of business;
(d)other than as part of a mandatory remote work arrangement arising out of applicable statutory, regulatory or public health requirements, or as part of a mutually agreed upon remote work arrangement between the Corporation and the Executive, a material change in the geographic location at which the Executive is regularly required to carry out the terms of his employment, which shall include, but is not limited to, a location in a different municipality or a location which is greater than fifty (50) km from the Place of Employment; or

(e)a significant increase or change in the amount, nature or patterns of travel the Executive is required to conduct on behalf of the Corporation.
Notwithstanding the foregoing, no Good Reason will have occurred unless and until: (A) the Executive has provided the Corporation, within thirty (30) days of the initial occurrence of the Good Reason event, written-notice stating with specificity the applicable facts and circumstances underlying such finding of Good Reason; (B) the Corporation or its successor fails to cure such condition within thirty (30) days after receiving such written notice (the “Cure Period”), and (C) the Executive’s resignation based on such Good Reason is effective within thirty (30) days after the expiration of the Cure Period.
1.8Definition of “Change in Control”
For the purposes of this Agreement: “Change in Control” shall have the meaning ascribed to such term in the Corporation’s 2021 Incentive Award Plan, provided that a transaction or event shall only constitute a Change in Control for purposes of this Agreement if the transaction or event also constitutes a “change in control event,” as defined in U.S. Treasury Regulation Section 1.409A-3(i)(5).
1.9Severance Policy & Entitlements
The Executive’s entitlements upon termination of employment are set forth in the 2021 Executive Severance Policy adopted by the Compensation Committee and are adopted herein in this Article 5. Any such entitlements upon termination of employment, whether pursuant to the 2021 Executive Severance Policy or provided elsewhere in this Agreement, are expressly conditioned upon compliance with Section 5.9 (Release), including the timing for any payment with respect to such entitlements. LICY and the Corporation reserve the right to amend the 2021 Executive Severance Policy from time to time, which amended policy shall also be adopted herein by reference, provided that such amendments shall not (individually or in the aggregate) reduce the Executive’s entitlements under this Article 5. The Corporation shall advise the Executive forthwith following any change to the 2021 Executive Severance Policy, and shall provide a supplement or addendum to this Agreement setting forth the applicable amendments to the 2021 Executive Severance Policy and this Agreement.
1.10Release
As a condition to receiving any payment pursuant to Sections 5.4 to 5.5 hereof, the Executive agrees to deliver a full and final release from all actions or claims in connection therewith in favour of the Corporation, the Corporation’s affiliates, and all of their respective officers, directors, trustees, shareholders, employees, attorneys, insurers and agents, such release (the “Release”) to be in a form satisfactory to the Corporation and to be provided by the Corporation at the time of termination.
1.11Resignation of Offices & Directorships
In the event that the Executive’s employment terminates for any reason whatsoever, then, at the request of the Corporation, the Executive will forthwith resign as a director and/or officer of LICY and the Corporation, and from any other position or office that the Executive then holds with any subsidiaries or affiliates of the Corporation or other entities where the Executive may have been requested to serve as a director or officer in connection with the performance by the Executive of his duties. In such event, the Executive shall, at the request of the Corporation, forthwith execute any and all documents appropriate to evidence such resignations. The Executive shall not be entitled to any payments in respect of such loss of office/directorship (unless outstanding and owing).
1.12Corporation Property
The Executive acknowledges that all materials of the Corporation relating to the business and affairs of the Corporation, including, without limitation, manuals, documents, reports, equipment,

technology, devices, hardware, software, corporate credit cards, security passes and keys, working materials and lists of customers or suppliers prepared by the Corporation or by the Executive in the course of the Executive’s employment (or as part of the Executive’s on-boarding prior to the Term) (collectively, “Corporation Property”) are for the benefit of the Corporation and are and will remain the property of the Corporation. The Executive shall return all Corporation Property in his possession or under his control in good condition forthwith upon any request by the Corporation or upon any termination of this Agreement and of the Executive’s employment hereunder (regardless of the reason for such termination).
6.COVENANTS OF THE EXECUTIVE
1.1Non-Competition
The Executive shall not, during the Term and for twelve (12) months following the Date of Termination of the Executive’s employment (such period, the “Restricted Period”), without the prior written consent of the Corporation, either individually or in partnership or jointly or in conjunction with any person as principal, employee, owner, sole proprietor, partner, director, officer, member, consultant, agent, founder, co-venturer, shareholder (other than a holding of shares listed on a stock exchange that does not exceed five percent (5%) of the outstanding shares so listed) or in any other capacity whatsoever, carry on or be engaged in or be concerned with or interested in or advise, lend money to, guarantee the debts or obligations of or permit the Executive’s name or any part of the Executive’s name to be used or employed by any person engaged in or concerned with or interested in any business in Canada, the United States, Switzerland and any other country for which the Executive had responsibility during the last twelve (12) months of his employment with the Corporation that is the same as, substantially similar to or competitive with the business of the Corporation or any of its subsidiaries or affiliates within the lithium-ion battery recycling industry and any other line of business operated by the Corporation or any of its subsidiaries or affiliates in the future for which the Executive had responsibility during the last twelve (12) months of his employment with the Corporation.
The Executive confirms that all restrictions in the above paragraph are reasonable and valid and that the Executive waives all defences to the strict enforcement of such restrictions by the Corporation.
1.2Non-Solicitation of Employees & Customers
    The Executive shall not, during the Term and for the Restricted Period, without the prior written consent of the Corporation, either individually, or in partnership, or jointly, or in conjunction with any person as principal, agent, employee or shareholder (other than a holding of shares listed on a Swiss, Canadian or United States stock exchange that does not exceed five percent (5%) of the outstanding shares so listed) or any other manner whatsoever on the Executive’s own behalf or on behalf of anyone competing or endeavouring to compete with the Corporation or any of its subsidiaries or affiliates:
(a)induce or assist any person or entity in inducing any individual who was an employee of the Corporation or any of its subsidiaries or affiliates during the twelve (12) month period immediately before the Executive’s termination of employment to leave his employment with the Corporation;
(b)directly or indirectly solicit or endeavour to solicit or gain the business of, canvass or interfere with the relationship of the Corporation or any of its subsidiaries or affiliates with, any person that:
i)is a customer, client or supplier of the Corporation or any of its subsidiaries or affiliates;
ii)was a customer, client or supplier of the Corporation or any of its subsidiaries or affiliates at any time within twelve (12) months prior to the date the Executive’s termination of employment; or

iii)with the Executive’s knowledge, has been pursued as a prospective customer, client or supplier by or on behalf of the Corporation or any of its subsidiaries or affiliates at any time within twelve (12) months prior to the date the Executive’s termination of employment and in respect of whom the Corporation or any of its subsidiaries or affiliates (as the case may be) has not determined to cease all such pursuit.
The Executive confirms that all restrictions in the above paragraph are reasonable and valid and that the Executive waives all defences to the strict enforcement of such restrictions by the Corporation.
1.3Corporate Opportunities
Any business opportunities relating in any way to the business and affairs of the Corporation or any of its subsidiaries or affiliates which become known to the Executive in the course of the Executive’s employment hereunder (or as part of the Executive’s employment with Li-Cycle Corp. prior to the Term) shall be fully disclosed and made available to the Corporation and shall not, except with the written consent of the Board, be appropriated by the Executive under any circumstance both during the Term and for the Restricted Period.
1.4Non-Disparagement
The Executive covenants and agrees that the Executive shall not, during the Term and for the Restricted Period, engage in any pattern of conduct that involves the making or publishing of written or oral statements or remarks (including, without limitation, the repetition or distribution of derogatory rumours, allegations, negative reports or comments) which are disparaging, deleterious or damaging to the integrity, reputation or goodwill of the business of the Corporation or its subsidiaries or affiliates (including without limitation LICY) or its or their respective employees.
1.5Confidentiality and Intellectual Property Rights Agreement
This Agreement and the Executive’s employment with the Corporation hereunder are conditional upon the Executive executing and complying at all times with the Confidentiality and Intellectual Property Rights Agreement which is attached hereto as Exhibit “A” and forms part of this Agreement.
1.6Recognition
The Executive expressly recognizes and expressly acknowledges that:
(a)Article 6 is of this Agreement is of the essence of this Agreement, and that the Corporation would not have entered into this Agreement without the inclusion of those provisions and the Executive’s commitment to abide by same.
(b)the application of Article 6 of this Agreement will not have the effect of prohibiting the Executive from earning a living in a satisfactory manner in the event of the termination of this Agreement and his employment.
(c)Article 6 of this Agreement grants to the Corporation only such reasonable protection as is necessary to preserve the legitimate interests of the Corporation and the Executive equally recognizes, in this respect, that the description of the business and the territory are reasonable.
1.7Remedies
The Executive hereby recognizes and expressly acknowledges that the Corporation would be subject to irreparable harm should any of the provisions of Article 6 be infringed, or should any of the

Executive’s obligations hereunder be breached by the Executive, and that damages alone will be an inadequate remedy for any breach or violation thereof and that the Corporation, in addition to all other remedies, will be entitled as a matter of right to seek court orders, including temporary or permanent injunction to restrain such breach.
1.8Suspension or Termination of Compensation and Benefits
In the event that the Corporation determines that, without the express written consent of the Corporation, the Executive has breached any provisions of Article 6 of this Agreement, the Corporation will have the right to suspend or terminate any or all remaining payments and/or benefits, if any, referenced in Sections 5.4 to 5.5 of this Agreement, subject to applicable minimum requirements under Swiss law. Such suspension or termination of payments and/or benefits shall not constitute Good Reason under this Agreement and will be in addition to and will not limit any and all other rights and remedies as set out in Section 6.7 of this Agreement that the Corporation may have against the Executive.
1.9Suspension with Pay
The Executive acknowledges that, during the course of the Executive’s employment, the Board may exercise its discretion to suspend the Executive with pay in furtherance of any internal investigation relating to the Executive’s conduct and agrees that such a suspension shall not constitute Good Reason under this Agreement.
1.10Fiduciary Obligations
Nothing in this Article 6 is intended to limit the fiduciary obligations that the Executive owes to the Corporation.
1.11No Conflicting Obligations
The Executive acknowledges, represents and warrants that: (i) the Executive did not sign and is not a party to any agreement, whether non-competition, non-solicitation, or otherwise, with any prior employer which in any way whatsoever restricts or limits his ability to provide services under this Agreement, and that the Executive is wholly free and at liberty to enter into this Agreement, to continue his employment with and provide services to the Corporation as contemplated by this Agreement; and (ii) in the performance of the Executive’s duties for the Corporation, the Executive shall not improperly bring to the Corporation or use any trade secrets, confidential information or other proprietary information of any third party and shall not infringe the intellectual property of any third party.

7.NOTICES
1.1Notices
Any notice in writing required or permitted to be given by this Agreement to be given or made by a party hereto must be in writing and be sufficiently given if delivered personally, delivered by overnight courier, sent by pre-paid registered mail or by e-mail addressed to the recipient as follows:
(a)To the Executive at:
Richard Storrie
c/o Li-Cycle Europe AG
Neuhofstrasse 6
6340 Baar, Switzerland

E-mail: richard.storrie@li-cycle.com
(b)To the Corporation at:
Li-Cycle Europe AG
c/o Li-Cycle Holdings Corp.
207 Queens Quay West
Suite 590
Toronto, Ontario
M5J 1A7
E-mail: tim.johnston@li-cycle.com
Attention: Executive Chair
or to such other street addressor e-mail address as may be designated by notice given by either party to the other. The notice to the Corporation is ultimately decisive.
Any such notice delivered personally shall be deemed to have been received on the date of delivery thereof; any such notice delivered by overnight courier shall be deemed to have been received on the second day following the date of couriering; any such notice delivered by e-mail shall be deemed to have been received on the day of transmittal thereof if given during the normal business hours of the recipient and on the business day during which such normal business hours next occur if not given during such hours on any day; and any such notice delivered by pre-paid registered mail shall be deemed to have been received on the fifth day following the date of mailing. Notwithstanding the foregoing, if a strike or lockout of postal service is in effect, or generally known to be impending, notice must be effected by personal delivery or by e-mail communication.
1.2Change of Address
Either party may at any time give notice in writing to the other of any change of address of the party giving such notice and from and after the giving of such notice the address therein specified shall be deemed to be the address of such party for the giving of notices hereunder.
8.GENERAL
1.1Entire Agreement
Except as specifically set forth herein, this Agreement constitutes the entire agreement between the parties with respect to the employment of the Executive with the Corporation and any and all other previous and contemporaneous agreements or statements, including but not limited to understandings, negotiations and discussions, whether written or oral, between the parties hereto or on their behalf relating to the employment of the Executive by the Corporation are hereby superseded. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties other than as expressly set forth in this Agreement. Each of the parties hereto hereby releases and forever discharges the other of and from all manner of actions, causes of action, claims and demands whatsoever under or in respect of such previous agreements. In particular, the Executive agrees that, from and after the Effective Date, the Li-Cycle Corp. EEA is of no force and effect and that no further amounts are or shall be payable thereunder.
1.2Severability
If any covenant or provision of this Agreement is determined to be invalid, void or unenforceable in whole or in part, it shall not nor be deemed to affect or impair the validity of any other covenant or provision hereof and each of such covenants and provisions is hereby declared to be separate and distinct and severable from each of the others for the purpose of this Agreement.
1.3Governing Law
This Agreement shall be deemed to have been made in and shall be governed by and construed in accordance with the substantive laws of Switzerland.
1.4Dispute Resolution
Any disputes out of or in connection with this Agreement shall be subject to the jurisdiction of the courts of the domicile or seat of the defendant, or the Executive’s ordinary place of work. The parties agree that, both during and after the term of this Agreement, each will make bona fide efforts to resolve any disputes arising between them by constructive negotiation and, as the case may be, with the assistance of a mediator. Each will bear its own costs, including one-half share of the mediator’s fees; however, the parties agree that if the dispute is fully settled with the assistance of a mediator appointed under this section, the Corporation will be responsible for the full share of the mediator’s fees.
1.5Remedies
The Executive hereby acknowledges and agrees that a breach of his obligations under this Agreement may result in damages to the Employer that may not be adequately compensated for by monetary award.  Accordingly, in the event of any breach of this agreement by the Executive, in addition to all other remedies available to the Corporation under this Agreement, the Corporation will be entitled as a matter of right to apply to a court of competent jurisdiction for such relief by way of restraining order, injunction, decree or otherwise, as may be appropriate to ensure compliance with the provisions of this Agreement and protection of the Corporation’s business and/or property.
1.6Assignment
Except as otherwise expressly provided herein, neither this Agreement nor any rights or obligations are assignable by the Executive. The Corporation may assign this Agreement to any of its affiliates or subsidiaries or to any successor (whether direct or indirect, by purchase, amalgamation, arrangement, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Corporation. The Executive, by the Executive’s signature hereto, expressly consents to such assignment and, provided that such successor agrees to assume and be bound by the terms and conditions of this Agreement, all references to the “Corporation” herein shall include its successor.

1.7Successors and Assigns
The provisions hereof including, without limitation, Article 6, shall enure to the benefit of and be binding upon the Executive and upon the Corporation and its successors and assigns. For this purpose, the terms “successors and assigns” of the Corporation shall include any person, firm, corporation or other entity which, at any time, whether by merger, purchase or otherwise shall acquire all or substantially all the assets or business of the Corporation.
1.8Survival
Notwithstanding the termination of this Agreement, each party shall remain bound by the provisions of this Agreement which by their terms impose obligations upon that party that extend beyond the termination of this Agreement.
1.9Amendments
No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by both of the parties.
1.10Waiver
No provision of this Agreement shall be deemed to be waived as a result of the failure of the Corporation to require the performance of any term or condition of this Agreement or by other course of conduct. To be effective, a waiver must be in writing, signed by each of the parties hereto and state specifically that it is intended to constitute a waiver of a term or breach of this Agreement. The waiver by the Corporation of any term or breach of this Agreement shall not prevent a subsequent enforcement of such term or any other term and shall not be deemed to be a waiver of any subsequent breach.
1.11Whistleblower Protections and Trade Secrets
Notwithstanding anything to the contrary contained herein, nothing in this Agreement prohibits Executive from reporting possible violations of U.S. federal law or regulation to any U.S. governmental agency or entity in accordance with the provisions of and rules promulgated under Section 21F of the Securities Exchange Act of 1934 or Section 806 of the Sarbanes-Oxley Act of 2002, or any other whistleblower protection provisions of state or federal law or regulation (including the right to receive an award for information provided to any such government agencies). Furthermore, in accordance with 18 U.S.C. § 1833, notwithstanding anything to the contrary in this Agreement: (i) the Executive shall not be in breach of this Agreement, and shall not be held criminally or civilly liable under any U.S. federal or state trade secret law (A) for the disclosure of a trade secret that is made in confidence to a U.S. federal, state, or local government official or to an attorney solely for the purpose of reporting or investigating a suspected violation of law, or (B) for the disclosure of a trade secret that is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal; and (ii) if the Executive files a lawsuit for retaliation by the Corporation for reporting a suspected violation of law, then the Executive may disclose the trade secret to the Executive’s attorney, and may use the trade secret information in the court proceeding, if the Executive files any document containing the trade secret under seal, and does not disclose the trade secret, except pursuant to court order.
1.12Data Protection / GDPR
The Corporation processes personal data pertaining to its employees in accordance with all applicable data protection laws. The Executive acknowledges that the Corporation may transfer to its affiliated companies (including LICY and Li-Cycle Corp.) or any third party (including service providers, courts and public authorities) in Switzerland and/or abroad the Executive’s data for processing purposes.

1.13Independent Legal and Tax Advice
The Executive hereby represents and warrants to the Corporation that the Executive has read and fully understands the terms of this Agreement; that the Executive has freely and voluntarily entered into this Agreement in good faith and without any form of inducement, compulsion or influence; and that the Executive has been provided with the opportunity and waived the right to obtain independent legal and tax advice with respect to this Agreement.
1.14Further Assurances
Each of the parties hereto hereby covenants and agrees to execute or cause to be executed all such further and other documents as may be necessary or desirable to give effect to the purpose and intent of this Agreement.
1.15Counterparts
This Agreement may be executed by the parties in one or more counterparts, each of which when so executed and delivered will be deemed to be an original and such counterparts will together constitute one and the same instrument.
[Signature Page Follows]

IN WITNESS WHEREOF the Corporation has duly executed this Agreement under the hand of one of its officers duly authorized in that regard and the Executive has duly executed this Agreement.

LI-CYCLE EUROPE AG

Per:	/s/ Tim Johnston
	Name:	Tim Johnston
	Title:	Regional President, EMEA (Interim)

Per:	/s/ Bozena Grund
	Name:	Bozena Grund
	Title:	P.P.A. Director, HR Business Partner, EMEA

SIGNED AND DELIVERED	)
in the presence of:	)
)
/s/ Christine Barwell	)	/s/ Richard Storrie
)
Name of Witness: Christine Barwell	)	RICHARD STORRIE

Date: April 13, 2023

Schedule A
EXECUTIVE’S MAIN DUTIES AND RESPONSIBILITIES
Regional President, EMEA

Entity: Li-Cycle Europe AG
Location: Baar, Switzerland

Job Summary:

Reporting to the Executive Chair, the Regional President, EMEA is responsible for developing and expanding the Li-Cycle business in the EMEA markets, driving profitable growth and ensuring our market-leadership position. This position requires a seasoned executive aligned with our vision and strategy, who is nimble enough to create and lead a team that executes the strategy in an ever-changing market. They will have full P/L responsibility for the region, including managing our proprietary Spoke & Hub Technology operations, our commercial agreements, as well as oversight of all other aspects of the Li-Cycle EMEA business. They will work closely with their global counterparts as we identify future global commercial agreements and the sites of our future Spokes and Hubs. Once built by the global teams, the Regional President, EMEA will lead, direct and manage all aspects of the Operations and Commercial teams in their region, with support from the Shared Services functions, driving for profitable growth, operational excellence and efficiency, whilst serving the local, regional and global markets with our closed loop processes for manufacturing scrap and end of life batteries.

Our ideal candidate is a driven individual with high attention to detail and organization, the ability to be agile, nimble and decisive across a variety of situations. The ideal candidate must have a positive “can-do” attitude to work in our fast-paced, innovative and fast-paced environment.

Primary Responsibilities:

•Lead the safety, health, environment and quality initiatives in all aspects of the EMEA business
•Full profit/loss accountability for the Region
•Efficient operations of Spoke and Hubs
•Commercial sourcing for Spokes and Hubs
•Commercial sales of all products
•Coordinate with Corporate teams on global partnerships and the building of future Spoke and Hub capital projects
•Attract, develop and retain the top talent needed for our success
•Manage all local government relations
•Fully utilize corporate functional team leaders in region: Finance, Legal, HR, IT and SHEQ to drive the growth plans and meet the P/L targets
•Serve on the Executive Leadership Team
•Lead the Integrated Business Planning (IBP) process for optimization w/in the region
•Manage the relationships and commercial agreements with Joint Ventures in region

Schedule B
PERMITTED CHARITABLE, COMMUNITY & OTHER ACTIVITIES

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Schedule C
EXECUTIVE PLANS
(2023 - 2024 Summary)
The list of benefits, perquisites and coverages set forth below are a summary and provided for reference only; the Executive must refer to the terms and conditions of the relevant plan texts, where applicable. Where there is any conflict between the summary set out below, the Agreement and/or the applicable plan terms or conditions, as amended from time to time, the plan terms and conditions shall govern.
Section I: Welfare Benefit Plans
For all purposes in this Agreement, “Welfare Benefit Plans” shall consist of the following:
(a)Switzerland Benefits Plan
Refer to 2023 – 2024 Switzerland Benefits Plan Summary (a copy of which will be provided to the Executive within 30 days following the Effective Date) for details.
[The Executive is insured under a daily sickness benefits insurance against loss of income resulting in case of sickness, replacing the Corporation's respective statutory obligation. The commencement, duration and extent of insurance coverage as well as the benefits are set forth in the insurance policy. During a waiting period (if any), the Corporation shall pay 100% of the amount due to the Executive, but in no event after the expiration of the employment relationship. The premiums for the daily sickness benefits insurance shall be borne by the Corporation.

The Employee is insured against occupational and non-occupational accidents and against occupational diseases in accordance with the statutory provisions. The premiums for the non-occupational accident insurance shall be borne by the Executive (salary deduction). An additional accident insurance is applicable in order to increase coverage above the maximum salary statutorily insured. The premiums for the additional accident insurance shall be borne equally by the Corporation and the Executive (salary deduction).]

Section II: Perquisites
“Perquisites” shall consist of those as may be applicable from time to time pursuant to the Corporation’s policies including any perquisites personal to the Executive due to his relocation to Switzerland.
In all instances, the Perquisites are quoted in USD but shall be paid in CHF, less applicable statutory deductions and withholdings (including without limitation with respect to income taxes) and other lawful and applicable amounts, in accordance with the Corporation’s standard payroll practices and schedule in effect from time to time. The conversion of USD to CHF amounts for payroll processing shall be calculated by the Corporation based on a current exchange rate for USD to CHF selected by the Corporation in its discretion prior to the date of payment.
General Executive Perquisites
(a)Executive Medical Assessment – The Executive is eligible for an annual comprehensive “executive medical assessment” at a medical facility approved by the Corporation (the “Executive Medical Assessment”).
(b)Tax Preparation and Financial Planning Services – Upon provision of invoice(s) satisfactory to the Corporation, the Corporation will reimburse the Executive up to a maximum of USD$5,000 (exclusive of applicable sales taxes) per calendar year with respect to income tax preparation and/or financial planning services with a licensed service provider of his or her selection, in respect of any taxation year in which the Executive receives employment-related income from the

C-2

Corporation arising under this Agreement, regardless of termination of employment. This reimbursement is considered a taxable benefit and will be paid in CHF per standard practice.
(c)Electric Vehicle Allowance - The Corporation shall provide the Executive an electric vehicle allowance, in accordance with the Corporation’s policies in effect from time to time, provided that the Executive has furnished evidence of the Executive’s purchase or lease of an electric vehicle that is satisfactory to the Corporation. For 2024, the allowance will be established at USD$2,500 per month. The electric vehicle allowance shall be paid in CHF, less applicable statutory deductions and withholdings (including without limitation with respect to income taxes) and other lawful and applicable amounts, in accordance with the Corporation’s standard payroll practices and schedule in effect from time to time. The conversion of USD to CHF amounts for payroll processing shall be calculated by the Corporation based on a current exchange rate for USD to CHF selected by the Corporation in its discretion prior to the date of payment.
Perquisites Personal to the Executive
The following Perquisites are applicable to Executive due to his ex-pat relocation to Switzerland.
(a)Reimbursement of Relocation Expenses – The following summarizes the one-time relocation benefits available to the Executive through WHR, the Corporation’s relocation partner. All payments subject to income tax shall be grossed up according to WHR policies and practices:
a.Search and sourcing of temporary housing in Canada for March 1st, 2023 until arrival date in Switzerland
b.Temporary Storage between move-out date in Canada and shipment of goods to Switzerland
c.Home Selection Trip for Executive and spouse; travel, food, and accommodations
d.Search and sourcing of temporary and permanent housing in Switzerland
e.Movement of Household Goods - (1) LDN air shipment container and up to one (1) 40-foot container.
f.Destination Assistance & Support - 4 days includes area orientation, rental setup, and settling in
g.Final move of business class tickets and meal expenses for employee and spouse; and
h.Miscellaneous Expense Reimbursement up to USD$10,000 for items not covered, such as pet shipment.

EXHIBIT “A”

CONFIDENTIALITY AND INTELLECTUAL PROPERTY RIGHTS AGREEMENT

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